SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 5)

                             SEER TECHNOLOGIES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                              LEVEL 8 SYSTEMS, INC.

                               LIRAZ SYSTEMS LTD.

                 ----------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Shares, par value $0.01 per share

                         (Title of Class of Securities)

                                   815780 10 1
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Arie Killman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                               New York, NY 10001
                                 (212) 244-1234
                 ----------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

--------------------------------------------------------------------------------

             This  statement is filed in connection  with (check the appropriate box):
             The  filing of solicitation  materials or an information  statement
a.    |_|    subject to Regulation  14A,  Regulation  14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    |_|    The  filing of a registration statement under the Securities Act of
             1933.
c.    |X|    A tender offer.
d.    |_|    None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


Calculation of Filing Fee


            Transaction valuation                    Amount of filing fee
----------------------------------------    ------------------------------------
                $1,697,409 (1)                           $339.48 (2)
----------------------------------------    ------------------------------------

(1) Calculated by multiplying $0.35, the per share tender offer price, by 4,849,739, the number of shares of common stock being sought in the tender offer.
(2)   Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $339.48

Form or Registration No.: 14D-1

Filing Party: Level 8 Systems, Inc.

Date Filed: February 1, 1999






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                                 Amendment No. 5
                                 ---------------

      The undersigned hereby amend Items 16 and 17 of their Schedule 13E-3 as hereinafter set forth.

Item 16. Additional Information.

      Item 16 is hereby amended to add the following:

      The terms of the Press Release of Level 8 Systems, Inc. dated March 26, 1999 and attached to this amendment as Exhibit (d)(11) are incorporated herein by reference.

Item 17. Material to be Filed as Exhibits

      Item 17 is hereby amended to add the following exhibits:

      (d)(11) Press Release dated March 26, 1999

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1999           LEVEL 8 SYSTEMS, INC.


                                By:  /s/ Arie Kilman
                                   ---------------------------------------------
                                   Name:  Arie Kilman
                                   Title: Chairman of the Board and Chief
                                          Executive Officer


                                LIRAZ SYSTEMS LTD.


                                By:  /s/ Arie Kilman
                                   ---------------------------------------------
                                   Name:  Arie Kilman
                                   Title: Chairman of the Board and President

                               13E-3 EXHIBIT INDEX

Exhibit                      Description
-------                      -----------

(a)          None
(b)(1) Preliminary Due Diligence Report dated August 13, 1998 prepared by Burton Grad Associates, Inc.*+
(c)(1) Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and
             certain   parties   affiliated  or  associated  with  WCAS  is
             incorporated by reference to Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.
(d)(1)       Offer to Purchase dated February 1, 1999*
(d)(2)       Letter of Transmittal*
(d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(d)(4)       Letter To Our Clients*
(d)(5)       Notice of Guaranteed Delivery*
(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(d)(7)       Press Release dated February 1, 1999*
(d)(8)       Supplement to the Offer to Purchase dated February 24, 1999*
(d)(9)       Press Release dated March 2, 1999*
(d)(10)      Press Release dated March 16, 1999*
(d)(11)      Press Release dated March 26, 1999
(e)          None
(f)          None

_________________________
*   Previously filed.
+ Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted portions have been separately filed with the Commission.